UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

RISE GOLD CORP.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

76760R100
(CUSIP Number)

John Proust Southern Arc Minerals Inc. Suite 650, 669 Howe Street Vancouver, British Columbia V6C 0B4 Canada (778) 725-1490
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Southern Arc Minerals Inc. ("Southern Arc")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 common shares

	8	SHARED VOTING POWER
52,125,000 common shares

	9	SOLE DISPOSITIVE POWER
0 common shares

	10	SHARED DISPOSITIVE POWER
52,125,000 common shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,125,000 common shares, which includes 24,625,000 unexercised warrants

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.55%*
*The percentages used herein are calculated based upon 145,990,357 outstanding shares of the Issuer as of November 5, 2018, plus 24,625,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Proust ("Proust")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,200,000 common shares

	8	SHARED VOTING POWER
52,125,000 common shares

	9	SOLE DISPOSITIVE POWER
1,200,000 common shares

	10	SHARED DISPOSITIVE POWER
52,125,000 common shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,325,000 common shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.04%*
*The percentages used herein are calculated based upon 145,990,357 outstanding shares of the Issuer as of November 5, 2018, plus 24,625,000 common shares in aggregate underlying warrants and 1,200,000 common shares in aggregate underlying options which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.  Security and Issuer.

Rise Gold Corp. ("Issuer")
Suite 650, 669 Howe Street
Vancouver, British Columbia V6C 0B4 Canada

Item 2.  Identity and Background.

a.	Name

Southern Arc Minerals Inc.

b.	Business Address

Suite 650, 669 Howe Street, Vancouver, British Columbia V6C 0B4 Canada

c.	Present Occupation

Mineral exploration

d.	Criminal proceedings and convictions

There were no criminal proceedings during the last five years referred to in Item 2(d), in which Southern Arc or Proust were convicted.

e.	Civil proceedings and judgment, decree or order

There were no civil proceedings during the last five years referred to in Item 2(e), in which Southern Arc or Proust were parties and were or are subject to a judgment, decree or final order.

f.	Citizenship

British Columbia, Canada / Canada

Item 3.  Source or Amount of Funds or Other Consideration.

WC & OO - See Item 4 and Item 5

Item 4.  Purpose of Transaction.

State the purpose or purposes of the acquisition of securities of the issuer:

On October 16, 2018, Southern Arc acquired 875,000 warrants of the Issuer as a finder's fee in connection with the Issuer's private placement unit offering that closed on November 5, 2018.

On November 5, 2018, Southern Arc acquired 7,500,000 units of common shares and warrants of the Issuer in connection with the Issuer's private placement offering that closed on November 5, 2018. The units each consisted of one common share and one-half of one common share purchase warrant, offered at a purchase price of Cdn$0.10 per unit. Each warrant may be exercised at Cdn$0.13 through October 16, 2020.

Item 5.  Interest in Securities of the Issuer.

27,500,000 common shares held directly by Southern Arc

24,625,000 common share purchase warrants held directly by Southern Arc

1,200,000 options for common shares held directly by Proust

Total:  53,325,000

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2018

SOUTHERN ARC MINERALS INC.

By:	/s/ John Proust
Name: John Proust
Title: Chief Executive Officer

/s/ John Proust
John Proust, Individually